May 31, 2022

Re:	Kosmos Energy Ltd. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2021 (“the “Form 10-K”)

Filed February 28, 2022

File No. 001-35167

Ms. Sandra Wall and

Mr. John Hodgin

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4628

Dear Ms. Wall and Mr. Hodgin:

This letter is in response to your letter dated May 20, 2022. We have set forth your comments followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2021

Business

Operations by Geographic Area, page 13

1.	We have read your response to prior comment 1 and note that you propose to disclose volumes of production and average sales prices and costs by geographic area/field on an aggregated basis, for oil/condensate, natural gas liquids and natural gas combined.

We also note from your response to prior comment 2 that you propose to discontinue reporting natural gas liquids production and the corresponding average sales prices in your Results of Operations disclosure on page 69.

While we do not object to your aggregation of reserve information based on the relative significance of the reserves we believe that separate disclosure of production volumes, average sales prices and costs by final product sold is nevertheless required by Items 1204(a) and (b)(1) of Regulation S-K. We reissue prior comment 1.

We respectfully acknowledge the Staff’s comment and propose to further revise our disclosure in our future 10-K filings to include separate disclosure of volumes of production and average sales prices and costs by geographic area/field by final product sold as opposed to on an aggregated basis, for oil/condensate, natural gas liquids and natural gas combined. Consistent with Instruction 5 to Item 1204 of Regulation S-K, we propose to provide cost information under a common unit of measure.

For the fiscal years ended December 31, 2021, 2020 and 2019, this revised tabular disclosure would have been as follows.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

	Percentage of BOE Sales Volumes	Sales Volumes (Net to Kosmos)				Average sales price				Revenue (in thousands)	Production costs per BOE(2)	Depletion, depreciation and amortization per BOE
		Oil	NGL	Gas	Total	Oil	NGL	Gas	Total
		(MMBbls)		(Bcf)	(MMBOE)	(per Bbl)		(per Bcf)	(per BOE)
For the year ended December 31,
2021
Jubilee	35%	7.0	—	—	7.0	$71.21	—	—	$71.21	$500,541	$11.12	$23.93
TEN	10%	2.0	—	—	2.0	$73.82	—	—	$73.82	143,691	$37.47	$37.30
Ghana(1)	45%	9.0	—	—	9.0	$71.77	—	—	$71.77	644,232	$16.83	$26.84
Equatorial Guinea	19%	3.7	—	—	3.7	$70.39	—	—	$70.39	260,520	$25.13	$15.26
Mauritania/Senegal	—	—	—	—	—	—	—	—	—	—	—	—
U.S. Gulf of Mexico	36%	5.8	0.5	4.9	7.2	$67.35	$28.62	$3.85	$59.57	427,261	$14.21	$23.44
Total	100%	18.5	0.5	4.9	19.9	$70.10	$28.62	$3.85	$67.10	$1,332,013	$17.44	$23.54

2020
Jubilee	31%	6.7	—	—	6.7	$38.84	—	—	$38.84	$261,540	$14.60	$20.00
TEN	13%	3.0	—	—	3.0	$35.23	—	—	$35.23	104,975	$23.85	$33.81
Ghana	44%	9.7	—	—	9.7	$37.73	—	—	$37.73	366,515	$17.44	$24.27
Equatorial Guinea	18%	4.0	—	—	4.0	$37.79	—	—	$37.79	152,501	$20.02	$16.05
Mauritania/Senegal	—	—	—	—	—	—	—	—	—	—	—	—
U.S. Gulf of Mexico	38%	6.8	0.6	5.9	8.4	$39.39	$10.25	$2.00	$34.08	285,017	$10.56	$21.74
Total	100%	20.5	0.6	5.9	22.1	$38.29	$10.25	$2.00	$36.36	$804,033	$15.31	$21.97

2019
Jubilee	31%	7.6	—	—	7.6	$66.11	—	—	$66.11	$502,499	$14.53	$19.60
TEN	15%	3.8	—	—	3.8	$61.53	—	—	$61.53	236,410	$20.23	$31.17
Ghana	46%	11.4	—	—	11.4	$64.57	—	—	$64.57	738,909	$16.45	$23.49
Equatorial Guinea	19%	4.7	—	—	4.7	$64.19	—	—	$64.19	300,547	$19.35	$16.14
Mauritania/Senegal	—	—	—	—	—	—	—	—	—	—	—	—
U.S. Gulf of Mexico	35%	7.2	0.5	6.2	8.8	$60.42	$14.80	$2.47	$52.23	459,960	$14.06	$24.31
Total	100%	23.3	0.5	6.2	24.9	$63.25	$14.80	$2.47	$60.14	$1,499,416	$16.15	$22.62

(1)	Our sales volumes during 2021 includes activity related to our acquisition of additional interests in Ghana from October 13, 2021, the acquisition date, through December 31, 2021. Our year-end proved reserves also include the additional interests acquired.

(2)	Substantially all NGLs and natural gas sales are associated production from our oil wells and, therefore, production costs metrics are presented under a common unit of measure.

Our Reserves

Summary of Oil and Gas Reserves, page 21

2.	We understand from your response to prior comment 2 that you prefer not disclosing natural gas liquids reserve information separately because you regard these quantities to be immaterial as a proportion of total proved reserves for the years ended December 31, 2021, 2020, and 2019. Please expand your disclosures on pages 21 and 125 to include your justification for aggregating natural gas liquids and crude oil/condensate reserves.

We respectfully acknowledge the Staff’s comment and will revise disclosure in our future 10-K filings on pages 21 and 125 to specifically include our justification for aggregating natural gas liquids and crude oil/condensate reserves.

For the fiscal year ended December 31, 2021, this disclosure would have been as follows:

Natural gas liquids proved reserves represent an immaterial amount of our total proved reserves. Therefore, we have aggregated natural gas liquids and crude oil/condensate reserves information.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

3.	We have read your response to prior comment 6 and note your proposed disclosure revisions appear to be limited to changes in your total proved reserves. Please further revise your intended disclosures to also address changes in your proved undeveloped reserves to comply with Item 1203(b) of Regulation S-K, as previously advised.

We respectfully acknowledge the Staff’s comment and propose further revised disclosure in our future 10-K filings that addresses changes in our proved undeveloped reserves in addition to changes in our total proved reserves.

For the fiscal year ended December 31, 2021, this disclosure would have been as follows.

	Ghana	Equatorial Guinea	Mauritania / Senegal	U.S. Gulf of Mexico	Total Oil	Ghana	Equatorial Guinea	Mauritania / Senegal	U.S. Gulf of Mexico	Total Gas	Kosmos Total	Equity Method Investment-Equatorial Guinea	Total
	Oil, Condensate, NGLs (MMBbls)					Natural Gas (Bcf)					(MMBoe)
Net proved developed and undeveloped reserves at December 31, 2018(1)	82	—	—	45	127	47	—	—	38	85	141	26	166
Extensions and discoveries	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(11)	(4)	—	(8)	(23)	(1)	—	—	(6)	(7)	(24)	—	(24)
Revision in estimate(2)	17	6	—	3	26	(1)	(2)	—	3	—	26	—	26
Purchases of minerals-in-place(3)		24	—		24		14	—		14	26	(26)	—
Net proved developed and undeveloped reserves at December 31, 2019(1)	88	26	—	40	154	45	12	—	35	92	169	—	169
Extensions and discoveries(5)	—	—	—	—	—	—	—	600	—	600	100	—	100
Production	(10)	(4)	—	(7)	(21)	—	—	—	(6)	(6)	(22)	—	(22)
Revision in estimate(2)(5)	(10)	2	—	2	(6)	(14)	(1)	(600)	(2)	(617)	(109)	—	(109)
Purchases of minerals-in-place		—	—		—		—	—		—	—	—	—
Net proved developed and undeveloped reserves at December 31, 2020(1)(5)	68	24	—	34	127	31	11	—	27	69	139	—	139
Extensions and discoveries	—	—	—		—	—	—	—	—	—	—	—	—
Production	(10)	(4)	—	(6)	(20)	—	—	—	(5)	(5)	(21)	—	(21)
Revision in estimate(2)	10	4	8	4	26	10	—	590	5	605	127	—	127
Purchases of minerals-in-place(4)	52	—	—	—	52	27	—	—	—	27	57	—	57
Net proved developed and undeveloped reserves at December 31, 2021(1)	120	24	8	32	185	68	11	590	27	695	301	—	301

Proved developed reserves(1)
December 31,2018	48	—	—	33	81	33	—	—	24	57	91	25	116
December 31,2019	47	23	—	34	104	31	12	—	28	71	116	—	116
December 31,2020	26	21	—	32	79	23	11	—	25	60	89	—	89
December 31,2021	52	20	—	28	100	56	11	—	20	87	115	—	115
Proved undeveloped reserves(1)(6)
December 31,2018	33	—	—	12	45	14	—	—	13	28	50	1	51
December 31,2019	41	3	—	6	50	14	—	—	7	21	53	—	53
December 31,2020	42	4	—	2	48	8	—	—	2	10	50	—	50
December 31,2021	68	5	8	4	85	12	—	590	6	608	186	—	186

(1)	The sum of proved developed reserves and proved undeveloped reserves may not add to net proved developed and undeveloped reserves as a result of rounding.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

(2)	~~The increase in proved reserves is a result of an increase of 9.2 MMBbl in Greater Jubilee related to field performance, positive drilling results and optimization of future development plans. Changes at TEN include a positive revision of 2.0 MMBoe related to increase in estimated associated gas sales. Changes at Equatorial Guinea include an increase of 3.6 MMBbl related to Okume Complex performance and drilling results. Changes at Mauritania/Senegal are related to the economic status of the Greater Tortue Ahmeyim project due to project progress and improved oil price (+106.5 MMBoe). Changes at the U.S. Gulf of Mexico include an increase of 4.4 MMBoe related to strong performance of certain fields.~~

The revisions in estimates in 2021 are related to:

-	In Ghana, we had 5.5 MMBbl of positive revisions in estimates (primarily related to the Jubilee Field) related to overall field performance, including positive drilling results on our proved undeveloped well locations and optimized future well locations. We had 8.0 Bcf of positive revisions in estimates in the TEN field related to the updated reservoir model forecast. The increase in commodity prices resulted in positive revisions in estimates of 4.1 MMBbl of oil reserves and 1.7 Bcf of gas reserves.

-	In Equatorial Guinea, we had 3.0 MMBbl of positive revisions in estimates due to overall field performance and positive drilling results and 0.7 MMBbl of positive revisions in estimates due to the increase in commodity prices. We note changes in Equatorial Guinea gas reserves was not material.

-	In Mauritania/Senegal, we had 8.2 MMBbl and 590.0 Bcf of positive revisions in proved undeveloped reserve estimates related to the economic status of Phase 1 of the Greater Tortue project due to the project progress and improved commodity prices.

-	In the U.S. Gulf of Mexico, we had positive revisions of 0.6 MMBbl and 3.2 Bcf of gas reserves related to strong performance of certain fields across our portfolio. The increase in commodity prices resulted in positive revisions of 3.0 MMBbl and 1.3 Bcf, respectively.

The revisions in estimates in 2020 are related to:

-	In Ghana, we had 5.1 MMBbl and 1.2 Bcf of negative revisions in estimates (primarily related to the TEN Field) related to overall field performance, delayed drilling and our future development plans. The decrease in commodity prices resulted in negative revisions in estimates of 4.8 MMBbl and 12.0 Bcf (all related to the TEN Field).

-	In Equatorial Guinea, we had 2.0 MMBbl of positive revisions in estimates due to overall field performance and positive stimulation support. We note that the decreases in commodity prices during the year did not have a material impact to the proved reserves as both fields’ economic limit did not change from the previous evaluation. We note changes in gas reserves was not material.

-	In the U.S. Gulf of Mexico, we had positive revisions of 2.0 MMBbl related to positive drilling results and strong performance of certain fields across our portfolio. The impact of commodity price changes and overall impacts to gas reserves was not material.

The revisions in estimates in 2019 are related to:

-	In Ghana, we had 17.0 MMBbl of positive revisions in estimates related to positive drilling results, increased estimates in original oil in place and an optimized development plan. The change in commodity prices did not have a material impact to reserves. We note changes in gas reserves in Ghana was not material.

-	In Equatorial Guinea, we had 6.3 MMBbl of positive revisions in estimates due to production optimization plans and new proved undeveloped drilling locations in the Okume Complex. We note that the decreases in commodity prices during the year did not have a material impact to the proved reserves. We note changes in gas reserves was not material.

-	In the U.S. Gulf of Mexico, we had positive revisions of 2.9 MMBbl related to strong performance of certain fields across our portfolio and the Gladden Deep discovery. The

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

impact of commodity price changes and overall impacts to gas reserves was not material.

(3)	The purchases of minerals-in-place during 2019 are related to ~~We disclosed~~ our share of reserves that were accounted for by the equity method. Effective as of January 1, 2019, our outstanding shares in KTIPI were transferred to Trident in exchange for a 40.4% undivided participating interest in the Ceiba Field and Okume Complex. As a result, our interest in the Ceiba Field and Okume Complex is accounted for under the proportionate consolidation method of accounting going forward.

(4)	The purchases of minerals-in-place during 2021 is related to our recent acquisition of additional interests in the Jubilee field and TEN fields offshore Ghana, resulting in total proved oil reserve additions of 38.7 MMBbl and 12.8 MMBbl and total proved gas reserve additions of 7.2 Bcf and 20.1 Bcf, respectively.

(5)	The Tortue Phase 1 SPA was signed on February 11, 2020, resulting in approximately 600 Bcf of proved undeveloped net gas reserves being recognized at that time as evaluated by the Company's independent reserve auditor, Ryder Scott, LP. Due to the decrease in commodity prices during 2020 and the related commodity price utilized to calculate proved reserves for SEC purposes, the field did not have proved reserves recognition as of December 31, 2020.

(6)	The changes in proved undeveloped reserves in 2021 are related to:

-	In Ghana, Jubilee had a proved undeveloped reserves increase of 17.8 MMBbl related to optimization of future drilling. Related to our purchases of minerals-in-place during 2021, we added 28.5 MMBbl and 4.7 Bcf of proved undeveloped reserves. We converted 20.7 MBbl of proved undeveloped reserves to proved developed reserves during the year by drilling three wells at a cost of $34.1 million.

-	In Equatorial Guinea, During the year ended December 31, 2021, EG had a PUD increase of 2.9 MMBbl related to adding a future development well and optimizing future development plans in EG. We converted 1.8 MMBbl of proved undeveloped reserves to proved developed reserves during the year by drilling two wells and replacing certain subsea infrastructure at a cost of $35.6 million.

-	In the U.S. Gulf of Mexico, we had a proved undeveloped reserves increase of 3.5 MMBbl of oil reserves and 6.3 Bcf of gas reserves related to adding a future development well and optimizing future development plans. We converted 1.8 MMBbl and 1.8 Bcf of gas proved undeveloped reserves to proved developed reserves through drilling of one well in Tornado at a cost of $19.0 million.

The changes in proved undeveloped reserves in 2020 are related to:

-	In Ghana, Jubilee had a proved undeveloped reserves increase of 4.7 MMBbl related to adding additional wells to future development of Greater Jubilee. We converted 3.3 MBbl of proved undeveloped reserves to proved developed reserves during the year by drilling one well in TEN at a cost of $28.5 million.

-	In the U.S. Gulf of Mexico, we had a negative proved undeveloped reserves decrease of 1.0 MMBbl and 3.6 Bcf primarily related to changes in the development plans in the Marmalard field. Additionally, we converted 2.2 MMBbl and 1.8 Bcf of gas proved undeveloped reserves to proved developed reserves through drilling of one well in Tornado at a cost of $79.2 million.

The changes in proved undeveloped reserves in 2019 are related to:

-	In Ghana, we had an increase of 13.7 MMBbl related primarily to the updated original oil in place due to positive drilling results and improved static models in TEN and plans for one new well to be drilled in TEN. We converted 6.5 MBbl of proved undeveloped reserves to proved

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

developed reserves during the year by drilling five wells in at a cost of $54.4 million.

-	In Equatorial Guinea, we had an increase of 2.4 MMBbl of proved undeveloped reserves during the year related to plans for three new wells to be drilled in the Okume Complex.

-	In the U.S. Gulf of Mexico, we converted 6.2 MMBbl of oil and 6.0 Bcf of gas of proved undeveloped reserves to proved developed reserves at a cost of $122.3 million.

Gross and Net Undeveloped and Developed Acreage, page 25

4.	We understand from your response to prior comment 8 that you will revise your disclosure under this heading to include details about the expiration dates and acreage for material concentrations of your undeveloped properties by geographic area. Please provide us with an illustration of your proposed disclosure revisions.

We respectfully acknowledge the Staff’s comment and advise that, for the fiscal year ended December 31, 2021, this proposed disclosure would have been as follows.

	Developed Area		Undeveloped Area				Current Phase Exploration Range
	(Acres)		(Acres)		Total Area (Acres)
	Gross	Net(1)	Gross	Net(1)	Gross	Net(1)

	(In thousands)

Ghana	163	53	34	11	197	64	-	(2)
Equatorial Guinea	65	26	2,355	1,292	2,420	1,318	2022
Mauritania	-	-	2,430	679	2,430	679	2022
Sao Tome and Principe	-	-	527	310	527	310	2022
Senegal	-	-	917	271	917	271	2024
U.S. Gulf of Mexico	98	28	223	105	321	133	through 2029	(3)
Total	326	107	6,486	2,668	6,812	2,775

(1)	Net acreage based on Kosmos’ participating interests, including any options or back-in rights which have been exercised (Jubilee, TEN, and Greater Tortue Ahmeyim fields), but before the exercise of any options or back-in rights that exist, but have not been exercised~~, except for our net acreage associated with the Jubilee, TEN, and Greater Tortue Ahmeyim fields, which are after the exercise of options or back-in rights~~. Our net acreage in Ghana may be affected by any redetermination of interests in the Jubilee Unit and our net acreage in Mauritania and Senegal may be affected by any redetermination of interests in the Greater Tortue Ahmeyim Unit.

(2)	The Exploration Period of the WCTP petroleum contract and DT petroleum contract has expired. The undeveloped area reflected in the table above represents acreage within our discovery areas that were not subject to relinquishment on the expiry of the Exploration Period. Table above reflects additional interests acquired in Ghana. See “Item 8. Financial Statements and Supplementary Data—Note 3—Acquisitions and Divestitures” for discussion of potential pre-emption impact.

(3)	Our developed U.S. Gulf of Mexico blocks are held by production/operations, and the lease periods extend as long as production/governmental approved operations continue on the relevant block. For undeveloped areas, the licenses are immaterial with various exploration phases, with all ending by 2029.

Supplemental Oil and Gas Data (Unaudited)

Net Proved Developed and Undeveloped Reserves, page 125

5.	We have read your response to prior comment 6 and note that change volumes in the table titled "Net Proved Developed and Undeveloped Reserves" on page 125 are shown by individual product type by geographical area, using units of MMBbls and Bcf, while your explanations of these changes reference units of BOE by geographical area.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

As a result, the changes identified in your discussion cannot be compared directly to the line items in the reserves reconciliation. Please further modify your intended explanations to utilize or additionally include units corresponding to those reflected in the tabulation.

Tell us what consideration you have given to enhancing your disclosure by providing additional detail by geographic area as BOE amounts.

We respectfully acknowledge the Staff’s comment and will revise the proposed disclosure to provide explanations that correspond directly to the units in the reserve reconciliation. For the fiscal years ended December 31, 2021, 2020 and 2019, this further revised disclosure would have been shown as reflected in our response to the Staff’s comment number three above. We do not propose to include explanations of the change volumes in the table titled “Net Proved Developed and Undeveloped Reserves” on page 125 using any other reference units, including BOE amounts, as it would be duplicative of the reference units reflected in the tabulation as well as existing disclosure in our Summary of Oil and Gas Reserves on pages 21 and 22, which describes these same changes using BOE amounts. As such, we do not believe providing additional detail by geographic area as BOE amounts on page 125 would otherwise enhance our disclosure.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ Neal D. Shah
Neal D. Shah
Senior Vice President and Chief Financial Officer

cc:	Andy Inglis
Byron B. Rooney, Esq.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024